SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Magal Security Systems Ltd. Proxy Statement for Annual General Meeting to be held September 28, 2006.

     2.   Magal Security Systems Ltd. Proxy Card.

                                                                          ITEM 1

                           MAGAL SECURITY SYSTEMS LTD.

                                  P.O. Box 70,
                                Industrial Zone,
                               Yehud 56100, Israel

                               ------------------

              NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               ------------------

To Our Shareholders:

         You are cordially invited to attend the Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held on Thursday, September 28, 2006 at 10:00 a.m., at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, for the following purposes:

         1.     To elect directors;

         2. To ratify the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2006 and to authorize our Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services; and

        3. To review and discuss our Directors' Report, Consolidated Financial Statements and Auditors' Report for the year ended December 31, 2005.

         Shareholders of record at the close of business on August 18, 2006 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Annual General Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                          BY ORDER OF THE BOARD
                                          OF DIRECTORS

                                          /s/ Jacob Even-Ezra
                                          JACOB EVEN-EZRA
                                          Chairman of the Board of Directors and
                                          Chief Executive Officer


Yehud, Israel
August 21, 2006

                           MAGAL SECURITY SYSTEMS LTD.

                                  P.O. Box 70,
                                Industrial Zone,
                               Yehud 56100, Israel

                               ------------------

                                 PROXY STATEMENT

                   2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               ------------------

          This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2006 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, September 28, 2006 at 10:00 a.m., at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

         This Proxy Statement, the attached Notice of 2006 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about August 22, 2006.

Purpose of the Annual General Meeting

          It is proposed that at the Meeting the following resolutions be adopted (i)to elect six directors for terms expiring in 2007; and (ii) to ratify the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2006 and to authorize our Audit Committee to fix their remuneration accordance with the volume and nature of their services. In addition, our Directors' Report, Consolidated Financial Statements and Auditor's Report for the year ended December 31, 2005 will be presented and discussed.

          We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

          Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on August 18, 2006, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

          Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for directors and FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

          We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

          You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of August 18, 2006, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 10,390,248 ordinary shares. Each ordinary share entitles the holder to one vote.

         The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information, as of August 18, 2006, pertaining to the beneficial ownership of our ordinary shares by (i) persons known to us to own beneficially five percent or more of our ordinary shares and (ii) all directors and executive officers of the company as a group.

         The information contained herein has been obtained from our records or from information furnished directly by the individual or entity to us.

                                                   Number of Ordinary        Percentage of
                                                  Shares Beneficially          Outstanding
 Name of Beneficial Owner                              Owned (1)           Ordinary Shares (2)
 ------------------------                         -------------------      -------------------
 Nathan Kirsh (3) ..............................       1,832,227               17.63%
 Mira Mag Inc. (4)..............................       1,485,852               14.30%
 Jacob Even-Ezra (5) ...........................         348,969                3.33%
 Izhar Dekel (6) ...............................         154,427                1.47%
 Clough Capital Partners L.P. (7) ..............         663,069                6.39%
 Diker Management LLC (8) ......................         612,077                5.90%
 All directors and executive officers as a
   group (consisting of 16 persons) ............       2,608,775               24.77%

------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentage of outstanding ordinary shares is based on 10,390,248 ordinary shares outstanding as of August 18, 2006.

(3) Includes Mr. Kirsh's beneficial ownership of 1,485,852 ordinary shares held by Mira Mag. (see footnote (4) below) Mr. Kirsh is a trustee of the Eurona Foundation, which owns an 81.5% interest in Mira Mag. Mr. Kirsh is also the beneficial owner of an additional 346,375 ordinary shares.

(4) Mira Mag is the holder of 1,823,131 ordinary shares. The beneficial owners and their percentage interest in these shares are: The Eurona Foundation 81.5%, or 1,485,852 ordinary shares, and Jacob Even-Ezra's three children 18.5%, or 337,279 ordinary shares. Jacob Even-Ezra beneficially owns all of the 337,279 shares held by Mira Mag in which his children, Ornit Dekel and Guy and Asaf Even-Ezra, have an interest. The Eurona Foundation is an entity controlled by Nathan Kirsh, the trustees of which are Prinz Michael von Liechtenstein, Altenbach 8, P.O. Box 339, FL 9490 Vaduz, Liechtenstein, and Nathan Kirsh, Spintex Village, Ezulwini, Swaziland.

(5) Includes Mr. Even-Ezra's beneficial ownership of 337,279 ordinary shares held by Mira Mag (see footnote (4) above), Mr. Even-Ezra's beneficial ownership of an additional 219,554 ordinary shares and 76,897 ordinary shares held by a trustee.

(6) Include Mr. Dekel's beneficial ownership of 42,000 ordinary shares and 112,427 shares held by Mr. Dekel's wife, Ornit Dekel.

(7) Based on information provided by Clough Capital Partners L.P. in a filing with the Securities and Exchange Commission, dated February 14, 2006.

(8) Based on information provided by Diker Management LLC in a filing with the Securities and Exchange Commission, dated February 15, 2006.


                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Our Articles of Association provide for a board of directors consisting of no less than three and no more than eleven members, as may be determined from time to time at a general meeting of our shareholders. At this time, management is recommending six nominees for election as directors. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the six nominees for election as directors named in the following table. Messrs. Even-Ezra, Dekel, Kirsh, Nuss, Perry and Livne currently serve as our directors. In addition, we have two outside directors currently serving three-year terms, Mr. Shaul Kobrinsky and Mrs. Anat Winner, who are not standing for election at this Meeting.

         Each director, other than the outside directors, will hold office until the next Annual General Meeting and until such director's successor shall have duly taken office, unless such director's office is earlier vacated under any relevant provisions of our Articles of Association or pursuant to the requirements of applicable law. All the members of our Board of Directors (other than outside directors) may be reelected upon completion of their term of office. The outside directors will hold office for a three-year term and, pursuant to the Israeli Companies Law may be re-elected only for one additional three-year term.

         All directors, other than outside directors who serve for three years, hold office until the next annual general meeting of shareholders and until their successors have been elected.

         In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

         Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for the election as directors of Messrs. Even-Ezra, Dekel, Kirsh, Nuss, Perry and Livne.

         The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to us by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to share ownership by the nominees.

Nominees for Election as Director for Terms Expiring in 2007

Name                     Age   Position with the Company
----                     ---   -------------------------
Jacob Even-Ezra......    75    Chairman of the Board and Chief Executive Officer
Izhar Dekel..........    54    President and Director
Nathan Kirsh.........    74    Director
Jacob Nuss...........    58    Director
Jacob Perry .........    62    Director
Zeev Livne ..........    61    Director

         Jacob Even-Ezra has served as our chairman of the board and chief executive officer since 1984. He is currently a member of the Executive Council and the Management Committee of Tel Aviv University.

From 1985 to 1988, Mr. Even-Ezra was also chairman of the Israel Export Institute. Mr. Even-Ezra holds a B.Sc. in Electrical Engineering from Israel Institute of Technology, or the Technion.

         Izhar Dekel has served as our president since 1990 and as a director since 1993. Mr. Dekel holds an M.B.A. degree and a B.A. in Economics and International Relations from the Hebrew University of Jerusalem.

         Nathan Kirsh has served as a director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 81.5% of the outstanding ordinary shares of our company that are held by Mira Mag Inc. Mr. Kirsh holds a B.A. in Commerce from the University of Witwatersrand, Johannesburg.

         Jacob Nuss has served as a director since 1993. Mr. Nuss currently serves as the vice president - internal auditing of Israel Aircraft Industries Ltd., or IAI, and served as IAI's deputy vice president - internal auditing from 1999 to 2003. Mr. Nuss has served in various financial management capacities at IAI since 1995. IAI is a former shareholder in our company. Mr. Nuss holds an M.B.A. in Business from Recanati Business School and a B.A. in Economics and Business Management from Bar Ilan University. Mr.Nuss also holds a certificate in internal auditing.

         Jacob Perry has served as a director since December 2002. Mr. Perry is also the chairman of the board of directors of various companies, including Mizrahi Tefahot Bank B.M. and Lipman Electronic Engineering Ltd. From 1995 to December 2002, Mr. Perry was president and chief executive officer of Cellcom Israel Ltd., one of Israel's cellular phone operators. Mr. Perry served 29 years with the Israeli General Security Service and served as its chief from 1988 until 1995. Mr. Perry has also served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the executive team of many public organizations. Mr. Perry holds an A.M.P. from Harvard Business School and a B.A. in Oriental Studies and History of the Jewish People from Tel-Aviv University.

         Zeev Livne has served as a director since July 2004. Mr. Livne has served as the chairman of Livne Strategic Consultants LTD. since 2001. Mr. Livne served 39 years with the Israeli Defense Forces, or IDF, until 2001. During his long military career with the IDF, Mr. Livne served as the Defense Attache to the U.S. and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996. From 1992 to 1994, Mr. Livne established the IDF Home Front Command and served as its first commander. Mr. Livne serves on the board of directors of "PAZKAR," a private Israeli company. Mr. Livne holds a B.A. in History from the Tel Aviv University, and an M.A. in Geography from the University of Haifa.

         Mr. Even-Ezra is Mr. Dekel's father-in-law. Other than the relationship between Mr. Dekel and Mr. Even-Ezra, there are no family relationships among our directors.


         The Board of Directors recommends a vote FOR the election of all the above nominees.

Outside Directors Continuing in Office

         Shaul Kobrinsky, 54, was appointed to serve as an outside director in July 2004. Mr. Kobrinsky has served as the president and chief executive officer of Urdan Industries Ltd., an investment and holding company since 1997. From 1989 to 1997, Mr. Kobrinsky served as a chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugate boards and boxes. Previously, and since 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company. Mr. Kobrinsky serves as a director of various public companies, including: Mendelson Israel Technical
and Engineering Supplies Ltd. and Aloni Marble Ltd.   Mr. Kobrinsky holds a B.A.
in Economics from Tel Aviv University.

         Anat Winner, 47, was appointed to serve as an outside director in July 2004. Mrs. Winner has served as chief executive officer and chief financial officer of Israel News Ltd. since October 2001. From 1999 to October 2001,
Mrs. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Mrs. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an

Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Mrs. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for 15 years.

Outside Directors

         The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Outside directors must be Israeli residents who are qualified to be appointed as directors, unless the company's shares have been offered to the public outside of Israel or have been listed on a stock exchange outside of Israel. No person may be appointed as an outside director if, at the time of the appointment or during the two years that preceded the appointment, the person or the person's relative, partner, employer or an entity of which he is a controlling shareholder had an interest in the company, in a person who was a controlling shareholder of the company at the time of the appointment, or in an entity which was controlled by the company or its controlling shareholder at the time of the appointment or during the two years that preceded the appointment.

         In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

         According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006, at least one of the outside directors must be an "accounting and financial expert" and the other outside directors must be "professional experts," as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment; however a company can not renew the appointment of any such outside director for an additional term unless the outside director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an outside director who is an accounting and financial expert serves on the board of directors.

         The outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

         Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors

         In general, under NASDAQ Stock Market Rules a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our Audit Committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission. However, on June 27, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. In addition, in accordance with rules of the Securities and Exchange Commission, we have the mandated three independent directors, as defined by the Securities and Exchange Commission and NASDAQ rules, on our Audit Committee.

         Our Board of Directors has determined that Mrs. Winner and Mr. Kobrinsky qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our Board of Directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirments of the Securities and Exchange Commission and NASDAQ.

Audit Committee

         Our Audit Committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

         The responsibilities of the Audit Committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         Our Audit Committee consists of three board members who satisfy the "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our Audit Committee is currently composed of Mrs. Anat Winner and Messrs. Shaul Kobrinsky and Jacob Nuss. Our Board of Directors has determined that Mrs. Anat Winner qualifies as a financial expert. The Audit Committee meets at least once each quarter. Our Audit Committee charter is available on our website at www.magal-ssl.com.

Internal Auditor

         Under the Companies Law, a board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether a company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, office holder, affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. Mr. Daniel Spira, CPA (Isr.) is our internal auditor.

Shareholder Communications with the Board of Directors

         Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

         Corporate Secretary
         Magal Security Systems Ltd.
         P.O. Box 70,
         Industrial Zone,
         Yehud 56100, Israel

         Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Executive Compensation

         During the fiscal year ended December 31, 2005, we paid aggregate compensation to all of our officers and directors as a group (consisting then of 16 persons) of approximately $1.4 million. In addition, we have provided automobiles to our executive officers at our expense. We have two key-man life insurance policies for Izhar Dekel. We are the beneficiary of one of these policies and certain of Mr. Dekel's family members are the beneficiaries of the other policy. We bear the cost of each of these insurance policies. We also have a key-man life insurance policy for Jacob Even-Ezra, of which we are the beneficiary.

         Directors who are not officers of our company or of any entity that beneficially owns 5% or more of our ordinary shares, as well as our outside directors, receive an annual fee of approximately $5,600 and an additional fee of approximately $300 for each board or committee meeting that they attend.

         Under the Israeli Companies Law, the board of directors must approve all compensation arrangements for the chief executive officer of the company, and unless provided otherwise in the company's articles of association, all compensation arrangements for officers and employees (other than the company's directors) are subject to the chief executive officer's approval. Directors' compensation arrangements (other than outside directors) also require audit committee approval before board approval and shareholder approval. However, pursuant to amendments to the Companies Regulations (Relief from Related Party Transactions), 5760-2000, directors' compensation and employment arrangements do not require, in certain circumstances, shareholder approval. In addition, under these regulations, if the director or office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require shareholder approval if such arrangements meet certain criteria.

         An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise precluded from receiving any other compensation, directly or indirectly, in connection with such service.

         During 2005, we granted options for the purchase of total of 53,500 ordinary shares to certain of our directors and executive officers. During 2004, we granted options to purchase 94,500 ordinary shares to certain of our directors and executive officers. We have no service contracts with any of our directors to provide services as a director that provide for benefits upon termination of employment. However, we do have employment agreements with certain of our directors in connection with their service as employees.

Stock Option Plan

         On October 27, 2003, our Board of Directors approved the 2003 Israeli Share Option Plan ("the 2003 Plan") which was approved by our shareholders in July 2004. The Board has elected to allot the options under Israel's capital gain tax treatment.

         Under the 2003 Plan, stock options will be periodically granted to our employees, Directors, officers and consultants, in accordance with the decision of our Board of Directors. Our Board of Directors has the authority to determine the number of options, if any, which will be granted to each of the recipients, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option, and the purchase price thereof. Subject to shareholder approval, the 2003 Plan will be effective for ten years and shall terminate in October 2013.

         Under the 2003 Plan, no option may be exercised before the second anniversary of the date on which it was granted, and each option expires on or before the fifth anniversary of the date on which it was granted. Pursuant to the plan, any options that are cancelled or not exercised within the option period will become available for future grants.

         As of August 18, 2006, options to purchase 343,000 shares were outstanding and additional options to purchase 299,676 shares were available for grant.

         Grants of stock options under the 2003 Plan are accounted for by us over the exercise periods thereof as a compensation expense with a corresponding credit to our contributed capital. Ordinary shares subject to options under the 2003 Plan are to be valued for this purpose at their market value at the time the options are granted.

                           II. APPOINTMENT OF AUDITORS
                           (Item 2 on the Proxy Card)

         Our Board of Directors first appointed Kost Lev-Ari & Forer, independent certified public accountants in Israel, as our auditors in 1984 and has reappointed the firm, which was merged into Kost Forer Gabbay & Kasierer and is now a member firm of Ernst & Young Global, as our auditors since such time. Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer Gabbay & Kasierer's knowledge of our operations, our Audit Committee and Board of Directors are convinced that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be selected as our auditors for the fiscal year ending December 31, 2006 and recommends that the shareholders ratify and approve the selection.

         Shareholders will be asked to ratify the appointment of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2006 and to authorize the Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services. A representative of Kost Forer Gabbay & Kasierer is expected to be present at the Meeting and will be given an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from shareholders.

         It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

                  "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the independent registered public accountants of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2006, and to authorize the Audit Committee to fix their remuneration is ratified, confirmed and approved."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

Fees Paid to Independent Public Accountants

         The following table sets forth, for each of the last two fiscal years, the fees paid to our independent public accountants.

                                                 Year Ended December 31,
                                                 -----------------------
                                                  2004             2005
                                                  ----             ----
        Services Rendered                         Fees             Fees
        -----------------                         ----             ----

        Audit (1).................             $275,311         $266,936
        Audit-related (2).........               17,404           10,000
        Tax (3)...................               18,183           45,100
        Other (4).................               19,380          184,124
        Total ....................             $330,278         $506,160
--------------
(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation and audits in connection with mergers, acquisitions and divestitures; employee benefit plans audits; and consultation concerning financial accounting and reporting standards.

(3) Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(4) Other fees in 2005 principally relate to fees with regard to our public offering.

Audit Committee Pre-Approval Policies and Procedures

         Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our Audit Committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.


                      III. REVIEW OF THE DIRECTORS' REPORT,
             CONSOLIDATED FINANCIAL STATEMENTS AND AUDITOR'S REPORT

         At the Meeting, our Directors' Report, Consolidated Financial Statements and Auditor's Report for the year ended December 31, 2005 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item III will not involve a vote of the shareholders.

         The foregoing Auditors' Report and Consolidated Financial Statements may be viewed on our website - www.magal-ssl.com.

         None of the Auditors' Report, the Consolidated Financial Statements or the contents of our website form part of the proxy solicitation material.

                                 OTHER BUSINESS

         The Board of Directors knows of no business that is to be brought before the meeting other than as set forth in the Notice of Annual General Meeting of Shareholders. If any other matters properly come before the Meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters.

         COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., 17 ALTALEF STREET, INDUSTRIAL ZONE, YEHUD 56100, ISRAEL, ATTENTION: RAYA ASHER, SECRETARY.


                                              By Order of the Board of Directors

                                              /s/Jacob Even-Ezra
                                              JACOB EVEN-EZRA
                                              Chairman of the Board of Directors
                                              and Chief Executive Officer
Dated:  August 21, 2006

                                                                          ITEM 2

                           MAGAL SECURITY SYSTEMS LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Jacob Even-Ezra and Raya Asher, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on September 28, 2006 at 10:00 a.m. at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):


                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                           MAGAL SECURITY SYSTEMS LTD.

                               September 28, 2006

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
                               "FOR" PROPOSAL 2.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1.   The election of six directors for terms expiring in 2007.

[ ] FOR ALL NOMINEES                             NOMINEES:
                                                 ( )JACOB EVEN-EZRA
[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES          ( )IZHAR DEKEL
                                                 ( )NATHAN KIRSH
[ ] FOR ALL EXCEPT                               ( )JACOB NUSS
      (See instructions below)                   ( )JACOB PERRY
                                                 ( )ZEEV LIVNE

INSTRUCTION:     To withhold  authority to vote for any individual  nominee(s),
------------     mark "FOR ALL EXCEPT" and fill in the circle next to each
                 nominee you wish to withhold, as shown here: (X)

2. Ratification of the reappointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2006 and to authorize the Company's Audit Committee to fix the remuneration of the auditors in accordance with the volume and nature of their services.

         [ ] FOR          [ ] AGAINST     [ ] ABSTAIN

THIS PROXY WILL BE VOTED AS SPECIFIED HEREIN. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES FOR DIRECTOR AND FOR ITEM 2. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXIES.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder __________ Date _____
Signature of Shareholder __________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)

                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  August 23, 2006